Exhibit 99.1

Stellantis to Webcast Investor Day on June 13

AMSTERDAM, May 23, 2024 – Stellantis Chief Executive Officer Carlos Tavares, Chief Financial Officer Natalie Knight and other members of the top executive team will share Stellantis’ view on the dynamic, challenging market and how the Company is well-positioned to compete for industry leadership at the Stellantis Investor Day on Thursday, June 13, at 8:00 a.m. EDT / 2:00 p.m. CEST in Auburn Hills, Michigan, U.S.
To watch the live event, visit the following webcast link: https://stellantis-ir-day-june-13-2024.open-exchange.net/registration

Details for watching the Stellantis Investor Day are also available under the Investors section of the Company’s corporate website (www.stellantis.com) where the presentation material is expected to be made available on the day of the event.

For those unable to attend the live session, a recorded replay will be accessible following the event.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com